BY COURIER

02 JAN 25 AM 8:47

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

02002679

January 23, 2002

Rule 12g3-2(b) - File No. 82-4793

SUPPL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Enclosure

dlw 1/28

Kamps AG

Press release

Kamps AG announced details for the Euro LYONS after the expiration date

Today at 7:00 a.m. (London time) Kamps AG announced that in connection with its offer to purchase for cash of all of its outstanding Euro 660,000,000 aggregate principal amount (at maturity) of Liquid Yield Option Notes due 2015 (Euro LYONs) launched on December 20, 2001, at the expiration date of the offer Euro 622,594,000 aggregate principle amount (at maturity) or 94.33 % of Euro LYONs have been validly tendered and accepted for payment by Kamps AG. The purchase price for the Euro LYONs validly tendered and accepted for payment has been calculated at Euro 536.26 per Euro 1,000 of principal amount (at maturity) of Euro LYONs and will be received by J.P.Morgan AG, as agent for the tendering holders of Euro LYONS, on January 23, 2002 for the purpose of transmitting payments to the tendering holders.